Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

January 2, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on January 2, 2025 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

January 2, 2025.

Schedule “A”

Bitfarms Provides December 2024 Production
and Operations Update

- Increased hashrate 97% Y/Y to 12.8 EH/s -

- Improved efficiency 40% Y/Y to 21 w/TH -

- Earned 2,914 BTC for full-year 2024 -

- Expanded operational MW 35% Y/Y to 324MW -

- Acquisition of Stronghold Digital Mining on track to close in Q1 2025 -

This news release constitutes a “designated news release” for the purposes of the Company’s second amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and Brossard, Québec (January 2, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global leader in vertically integrated Bitcoin data center operations, today issued its latest monthly production report. All financial references are in U.S. dollars.

CEO Ben Gagnon stated, “2024 was a transformative year for Bitfarms. While we did not meet our original growth targets, we accomplished a tremendous amount during the year. We doubled our hashrate and improved efficiency by 40%, upgraded 11 data centers, increased active MWs by 35%, revamped and strengthened our board of directors and management team, assumed control of our first U.S. large scale site in Sharon, PA with access to up to 120MW, negotiated a settlement to a hostile takeover attempt, and announced our proposed acquisition of Stronghold Digital Mining, Inc. (“Stronghold”), which represents the largest acquisition between two public companies in the Bitcoin mining sector.

“Consistent with our strategy to shift our portfolio towards the U.S., the Stronghold acquisition, expected to close in Q1 2025, will expand and rebalance our energy portfolio in the attractive PJM region, with visibility on a target multi-year expansion capacity of up to 1.6 GW with approximately 66% in the U.S., an eleven-fold increase from approximately 6% today. By vertically integrating with power generation, expanding our energy trading capabilities and acquiring two high potential sites for HPC/AI with significant multi-year expansion potential, we are also executing our strategy to diversify beyond Bitcoin mining to create greater long-term shareholder value.

“Importantly, the changes we have implemented over the last six months since I became CEO have laid the foundation for a better future. We enter 2025 as a stronger, more diversified company with tremendous opportunities and a promising future. I look forward to leading the company and our amazing team in executing on this important transition from the international Bitcoin miner to a North American energy and compute company to capitalize on the massive growth opportunities in both HPC/AI and Bitcoin mining.”

“With liquidity exceeding $145 million at December 31st, these transformative initiatives have presented us with efficient capital-raising opportunities to fund our growth in the U.S.,” noted Jeff Lucas, Chief Financial Officer.  “We remain disciplined in raising and deploying capital, prioritizing minimal dilution and maximizing shareholder value.”

Jeff Lucas concluded, “Our Synthetic HODL program, launched as a pilot program in October 2023, has been a key source of low-cost capital, enabling superior returns and outperformance to Bitcoin. We took advantage of the higher Bitcoin prices in December to close out our positions and realize profits before the end of the year. Since the program’s inception, we have achieved a 135% return in U.S. dollar terms, generating a trading profit of approximately $18 million. Having delivered such strong performance with the Synthetic HODL program to date, we are excited to launch our expanded program in 2025.”

Mining Review

December mining operations generated 211 BTC compared to 207 BTC in November, reflecting a 4% increase in average operating EH and a 7% increase in Bitcoin difficulty.

Key Performance Indicators	December 2024	November 2024	December 2023
Total BTC earned	211	207	446
Month End Operating EH/s	12.8	12.8	6.5
BTC/Avg. EH/s	19	19	72
Average Operating EH/s	11.1	10.7	6.2
Operating Capacity (MW)	324	324	240
Hydropower (MW)	256	256	186
Watts/Terahash Efficiency (w/TH)	21	21	35
BTC Sold	147	174	444

December 2024 Select Operating Highlights

●	12.8 EH/s operational at December 31, 2024, up 97% Y/Y.

●	11.1 EH/s average operational, up 79% Y/Y and up 4% M/M.

●	19 BTC/average EH/s, 74% lower Y/Y.

●	211 BTC earned, up 2% M/M and 53% lower Y/Y.

●	6.8 BTC earned daily on average, equal to ~$639,200 per day based on a BTC price of $94,000 at December 31, 2024.

Bitfarms’ BTC Monthly Production

Month	BTC Earned 2024	BTC Earned 2023
January	357	486
February	300	387
March	286	424
April	269	379
May	156	459
June	189	385
July	253	378
August	233	383
September	217	411
October	236	398
November	207	392
December	211	446
YTD Totals	2,914	4,928

December 2024 Financial Update

●	Sold 147 of the 211 BTC earned as part of the Company’s regular treasury management practice for total proceeds of $14.3 million.

●	Total liquidity of $147 million, including approximately $60 million in cash at December 31, 2024.

●	Added 64 BTC, bringing Treasury to 934 BTC, up from 870 BTC last month and representing $87.8 million based on the Bitcoin price of $94,000 at December 31, 2024.

●	Capitalized on BTC price near all-time highs to close out all Synthetic HODL™ positions in December for a 135% USD denominated return since the program’s inception.

Upcoming Conferences and Events

●	January 14-15, 2025: Needham Growth Conference (NYC)

●	Feb 12, 2025: AGP Virtual Tech conference

●	March 17-18, 2025: 37th Annual ROTH Conference (Dana Point, CA)

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development, as well as hosting agreements with two data centers, in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	Y/Y or M/M= year over year or month over month

●	BTC or BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)

●	Synthetic HODL™ = the use of instruments that create BTC equivalent exposure

●	HPC/AI = High Performance Computing / Artificial Intelligence

●	PJM = PJM Interconnection LLC, a regional transmission organization (RTO) which is part of the Eastern Interconnection grid operating an electric transmission system serving all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and the District of Columbia

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, deployment of miners as well as the timing therefor, closing of the Stronghold acquisition on a timely basis and on the terms as announced, the positive impact of the Stronghold acquisition and the ability to gain access to additional electrical power and grow hashrate of the Stronghold business, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate and multi-year expansion capacity, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, the benefits of diversification and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; there is no guarantee that the Company will be able to complete the acquisition of Stronghold Digital Mining, Inc. on the terms as announced, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the restated MD&A for the year-ended December 31, 2023, filed on December 9, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Additional Information about the Stronghold Acquisition and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms has filed the registration statement with the SEC. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov. Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Stronghold Acquisition

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold’s shareholders in respect of the proposed merger. In connection with the proposed merger, Bitfarms has filed with the SEC a registration statement on Form F-4 on December 19, 2024, which includes a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms. This communication may be deemed to be solicitation material in respect of the proposed merger. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Bitfarms using the sources indicated above.

Investor Relations Contacts:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

U.S.: Joele Frank, Wilkinson Brimmer Katcher
Dan Katcher or Joseph Sala
+1 212-355-4449

Québec: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca